						EXHIBIT 12
ASHLAND GLOBAL HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Three months ended
	Years ended September 30					December 31
	2017	2016	2015	2014	2013	2017	2016
EARNINGS
Income (loss) from continuing operations	$(105)	$(283)	$(12)	$(121)	$301	$(7)	$(65)
Income tax expense (benefit)	7	(25)	(139)	(290)	48	14	(41)
Interest expense	123	162	148	149	208	32	32
Interest portion of rental expense	16	17	15	20	15	4	4
Amortization of deferred debt expense	109	18	18	14	65	2	94
Distributions in excess of (less than)
earnings of unconsolidated affiliates	1	1	1	(9)	(10)	—	—
	$151	$(110)	$31	$(237)	$627	$45	$24

FIXED CHARGES
Interest expense	$123	$162	$148	$149	$208	$32	$32
Interest portion of rental expense	16	17	15	20	15	4	4
Amortization of deferred debt expense	109	18	18	14	65	2	94
Capitalized interest	1	1	2	1	1	—	—
	$249	$198	$183	$184	$289	$38	$130

RATIO OF EARNINGS TO FIXED CHARGES	(A)	(B)	(C)	(D)	2.17	1.18	(E)

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $98 million would have been required for the year ended September 30, 2017.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $308 million would have been required for the year ended September 30, 2016.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $152 million would have been required for the year ended September 30, 2015.

(D) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $421 million would have been required for the year ended September 30, 2014.

(E) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $106 million would have been required for the three months ended December 31, 2016.